			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Six Months Ended June 30, 2018
		2018	2017

	Income before income tax expense, equity in income of Unconsolidated Joint Ventures, and gain on disposition, net of tax	$31,131	$27,367

	Add back:
	Fixed charges	76,260	63,523
	Amortization of previously capitalized interest	1,597	1,492
	Distributed income of Unconsolidated Joint Ventures (1)	32,037	35,481

	Deduct:
	Capitalized interest	(7,180)	(6,834)

	Earnings available for fixed charges and preferred dividends	$133,845	$121,029

	Fixed charges:
	Interest expense	$63,846	$52,292
	Capitalized interest	7,180	6,834
	Interest portion of rent expense	5,234	4,397

	Total fixed charges	$76,260	$63,523

	Preferred dividends	11,569	11,569

	Total fixed charges and preferred dividends	$87,829	$75,092

	Ratio of earnings to fixed charges and preferred dividends	1.5	1.6

(1)
In 2018, the Company adopted ASU No. 2016-15, "Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments", which changed the presentation of certain cash receipts and payments, including the classification of distributions received from equity method investees, on the Consolidated Statement of Cash Flows. In connection with the adoption of this ASU, the Company re-evaluated its current methodology and retrospectively changed the classification of Distributed Income of Unconsolidated Joint Ventures for the six months ended June 30, 2017 to re-classify prior year balances to correspond with current year classifications.